UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 205349

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-11948

Concordia Bus AB (publ)

(Exact name of registrant as specified in its charter)

Solna Strandväg 78

S-171 54 Stockholm

Sweden

+46 8 546 300 00

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

 €160,000,000 11% Senior Subordinated Notes due February 15, 2010

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☐	Rule 12h-6(d) (for successor registrants)	☐

Rule 12h-6(c) (for debt securities)	☒	Rule 12h-6(i) (for prior Form 15 filers)	☐

PART I

Item 1.  Exchange Act Reporting History

A.            Concordia Bus AB (publ), a public limited company organized under the laws of Sweden (the “Company”), first incurred the duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on May 15, 2000, in connection with the effectiveness of a Registration Statement on Form F-4 (Commission File No. 333-11948).  The Registration Statement related to an offering of high yield debt securities, namely its €160,000,000 11% Senior Subordinated Notes due February 15, 2010 (the “2010 Notes”) in exchange for the Company’s substantially identical outstanding high yield debt securities that had been offered in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).  On July 22, 2005, the Company entered into a restructuring agreement with, among others, an Ad Hoc Committee of holders of its 2010 Notes (the “Restructuring Agreement”).  Pursuant to the Restructuring Agreement, on October 4, 2005, holders of 99.91% in aggregate principal amount of the 2010 Notes received, in a transaction exempt from the registration requirements of the Securities Act, equity in the Company indirectly in exchange for the 2010 Notes (the “Restructuring”).  Under the terms of the indenture governing the 2010 Notes the Restructuring was a change of control and the Company was required to make a change of control offer to all the holders of the 2010 Notes who did not participate in the Restructuring.  Holders of an aggregate principal amount of €87,000 of 2010 Notes accepted the offer, after which only €58,000 in aggregate principal amount of 2010 Notes remained outstanding.  The Company redeemed all of the remaining 2010 Notes on March 26, 2007.

B.                                     The Company’s last filing of a periodic report was its annual report on Form 20-F for the fiscal year ended February 28, 2005, which it filed on November 7, 2006.  The Company’s duty to file under Section 15(d) of the Exchange Act as to the fiscal years ended February 28, 2005, 2006, 2007 and 2008 was automatically suspended because there were fewer than 300 holders of its 2010 Notes at the beginning of each such fiscal year.

Item 2.  Recent United States Market Activity

On August 8, 2000, the Company completed a registered exchange offer pursuant to which it issued the 2010 Notes in exchange for substantially identical outstanding notes that were originally issued by the Company in a private placement.  The exchange offer was registered pursuant to a Registration Statement referred to above.  Since this time, the Company has not conducted any other registered offerings of securities under the Securities Act.

Item 3.  Foreign Listing and Primary Trading Market

A.                                   The 2010 Notes were listed on the Luxembourg Stock Exchange, which is located in the Grand Duchy of Luxembourg.  As noted above, the remaining 2010 Notes were redeemed on March 26, 2007 and none is currently outstanding.  The 2010 Notes were not listed on any other exchange or inter-dealer quotation system.

B.                                     The Company’s 2010 Notes were initially listed on the Luxembourg Stock Exchange on February 7, 2000.  The Company no longer maintains a listing of the 2010 Notes on any exchange.

C.                                     The 2010 Notes have not been listed on any exchange or inter-dealer quotation system in the 12 months preceding the date of this Form 15F.

Item 4.  Comparative Trading Volume Data

Not applicable.

Item 5.  Alternative Record Holder Information

Not applicable.

Item 6.  Debt Securities

The Company no longer has any 2010 Notes outstanding.

Item 7.  Notice Requirement

A.            On October 20, 2008, the Company published a notice as required by Rule 12h-6(h), disclosing the Company’s intent to terminate its duty to file reports under section 15(d) of the Exchange Act.

B.            The notice was disseminated in the United States through publication in the Wall Street Journal (Eastern Edition) and the Financial Times, and in Europe through publication in D’Wort.  A copy of the notice was also published on the Company’s website at http://www.concordiabus.com.

Item 8.  Prior Form 15 Filers

Not applicable.

PART II

Item 9.  Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10.  Exhibits

1.             A copy of the announcement published on October 20, 2008 in the Wall Street Journal (Eastern Edition), the Financial Times, and D’Wort indicating the Company’s intent to discontinue filings with the SEC is attached as Exhibit 10.1 to this Form 15F.

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)                                  The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(1)(4)(i);

(2)                                  Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)                                  It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Concordia Bus AB (publ) has caused this certification to be signed on its behalf by the undersigned duly authorized person.  In so doing, Concordia Bus AB (publ) certifies that, as represented on this Form, it has complied with all the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: October 20, 2008	By:	/s/ Per Skargard

Name: Per Skargard

Title: Chief Financial Officer